Enron Corp.
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                                                               September 6, 2005

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:  Application/Declaration on Form U-1, SEC File No. 070-10239

Ladies and Gentlemen:

        On July 29, 2004, Enron Corp. ("Enron"), an Oregon corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"), filed the above-referenced Application/Declaration ("Application") under Sections 12(d) and 5(d) of PUHCA. The Application was amended on December 14, 2004 and July 19, 2005. The Application, as amended, sought authorization for Enron to cause its electric public utility subsidiary company Portland General Electric Company ("Portland General"), to cancel its existing common stock and to issue new common stock to holders of allowed claims and to the Reserve for Disputed Claims ("Reserve")\1 for further distribution to creditors with unresolved claims as contemplated by Enron's Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004. In addition, the Application sought authorization for Enron to deregister after the issuance of the new shares of Portland General common stock.

        The new Portland General common stock is not expected to be issued until April 2006 and, given the recent enactment of the Domenici-Barton Energy Policy Act of 2005, which repeals PUHCA effective February 8, 2006, authorization under PUHCA for Enron to cause Portland General to issue such stock would not be required, nor would authorization for Enron's deregistration under PUHCA be required. Accordingly, Enron now withdraws its request for such authorization under PUHCA.

                                       ENRON CORP.



                                       By:  /s/ Robert S. Bingham
                                            ---------------------
                                       Name:  Robert S. Bingham
                                       Title:  Interim Chief Financial Officer
                                       and Interim Treasurer of Enron Corp.




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1 The Reserve was created by the Supplemental Modified Fifth Amended Joint
Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004, including the Plan Supplement and all schedules and exhibits thereto ("Plan") (In re: Enron Corp. et al., Bankr. S.D.N.Y., Case No. 01-16034).